September 25, 2006

Ms. Sheila Stout
United States Securities & Exchange Commission
Division of Investment Management
100 F Street, NW
Washington, D.C. 20549

Dear Ms. Stout:

In connection with your recent review of the Meeder Premier Portfolios' (the "Portfolios") annual report for the fiscal year ended June 30, 2005, the following letter is in response to your findings and conclusions that were discussed telephonically on September 8, 2006.

BEGINNING DATE OF BENCHMARK PERFORMANCE CALCULATIONS LOCATED IN THE RESULTS OF $10,000 GRAPH FOOTNOTE

You noted that the performance calculation beginning date of October 31, 2004 for the Morningstar Average Asset Allocation Fund Index for the Defensive Equity Portfolio and the Morningstar Average Growth Fund Index for the Growth and Aggressive Growth Portfolios was incorrect as disclosed in the footnotes and should have been disclosed as October 31, 2003.

The beginning performance calculation date of October 31, 2004 for the above Morningstar indices was a typographical error and should have been disclosed in the footnotes to the Results of $10,000 Graph as October 31, 2003. This typographical error was corrected for the subsequent annual report in 2006.

CASH EQUIVALENTS PERCENTAGE OF THE PORTFOLIO HOLDINGS GRAPH IN MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

You stated that the percentage of cash equivalents reflected in the Portfolio Holdings pie charts as of 6/30/2005 for the Defensive Equity Portfolio and the Fixed Income Portfolio in the Management's Discussion of Fund Performance section does not reconcile to the cash equivalents percentage on the Schedules of Investments.

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Meeder Premier Portfolios has historically and consistently included the holdings of futures contracts within the Portfolio Holdings pie chart located in Management's Discussion of Fund Performance. This has been completed in this manner so that a typical shareholder can perceive that there is true market exposure with the investment of futures contracts. The futures contracts act as a hedge against the cash that is invested within each Portfolio. If you were to add the percentages of the cash equivalents to the percentages of futures contracts in the pie charts located within Management's Discussion of Fund Performance, the percentages will reconcile with the cash that has been invested as reflected on the Schedules of Investments for the Defensive Equity and Fixed Income Portfolios. We believe that the manner in which we report futures contracts and cash equivalents on the Portfolio Holdings pie chart within Management's Discussion of Fund Performance is fair and reasonable and gives the shareholder a true reflection of the market exposure and risk with respect to investments in futures contracts.

INCULSION OF FOOTNOTE SYMBOL RELATING TO NON-INCOME PRODUCING SECURITIES

You stated that the inclusion of the footnote symbol "#", relating to non-income producing securities for the Fixed Income Portfolio in the Schedule of Investments, was not necessary due to the fact that there were not any securities within the Schedule of Investments for that Portfolio that were not income producing.

The footnote symbol "#" relating to non-income producing securities will be eliminated from future annual reports when all of the securities in the Schedule of Investments have produced income.

FEDERAL TAX INFORMATION FOOTNOTE

You suggested that the tax characteristics of dividends paid by the Portfolios should be disclosed for the two most recent fiscal years ended within the Federal Tax Information section of the Notes to the Financial Statements instead of only showing the most recent fiscal year ended.

We have taken your suggestion under advisement and have concluded that since it is only necessary to include the tax characteristics of dividends paid for the most recent fiscal year end, we will continue to only include the tax characteristics of dividends paid for the most recent fiscal year end within the Federal Tax Information section of the Notes to the Financial Statements.

BOARD RENEWAL OF INVESTMENT ADVISORY/SUBADVISORY AGREEMENTS

You stated that there was no conclusion by the Trustees as to whether economies of scale existed during their discussion regarding the renewal of investment advisory and subadvisory agreements for the Portfolios in the Notes to the Financial Statements in the Meeder Premier Portfolios' Semi-annual report dated December 31, 2005.

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Federal regulations only require that the Trustees consider economies of scale in their discussion to approve the renewal of the investment advisory and subadvisory agreements. Economies of scale are mentioned as a factor discussed by the Trustees within note number 6 in the Notes to the Financial Statements of the Portfolios' 2005 Semi-annual report. We have concluded that all required factors, including a discussion of economies of scale, have been adequately addressed by the Trustees with respect to the renewal of the investment advisory and subadvisory agreements for the Portfolios.

                                    * * * * *

In addition, during our telephone conversation with you, you requested that we make a "Tandy" representation. We are aware of the increasing frequency with which such requests are being made (see, e.g., SEC Staff Announcement 2004-89, dated June 24, 2004 relating to public release of comment letters and responses). We do not believe that this increasingly across-the-board procedure has been reviewed or approved by the Commission. In addition, it certainly has not been the subject of rulemaking under the Administrative Procedures Act and, therefore, has not been the subject of public notice and opportunity to comment. Accordingly, in cases such as this one, (a) which involves only the review of a periodic report as to which no action such as a declaration of effectiveness is being sought, and (b) in which no comment letter has even issued, on advice of legal counsel and as a matter of policy we decline to proffer the requested "Tandy" language.

                                    * * * * *

In closing, we trust that the foregoing is responsive to your comments and concerns. If you desire any additional information, please let us know by direct contact with the undersigned.

Very truly yours,

/s/ Bruce E. McKibben


Bruce E. McKibben
Treasurer
Meeder Premier Portfolios


cc: Robert Meeder, Jr.